EXHIBIT 12



                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
             FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1996 (a)
             ------------------------------------------------------
                              (Millions of dollars)

                                                           For the Nine                  Years Ended December 31,
                                                           Months Ended         -----------------------------------------
                                                        September 30, 1997      1996     1995      1994     1993     1992
                                                        ------------------      ----     ----      ----     ----     ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92 and 1-1-95..........          $2,600   $3,450    $1,201    $1,409   $1,392   $1,707
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              (9)      (4)        1        (1)      (8)      (9)
Minority interest in net income............................              54       72        54        44       17       18
Previously capitalized interest charged to
   income during the period................................              28       27        33        29       33       30
                                                                     ------   ------    ------    ------   ------   ------
        Total earnings.....................................           2,673    3,545     1,289     1,481    1,434    1,746
                                                                     ------   ------    ------    ------   ------   ------

Fixed charges:
   Items charged to income:
     Interest charges......................................             397      551       614       594      546      551
     Interest factor attributable to operating
          lease rentals....................................              97      129       110       118       91       94
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              26       35        36        31        4        -
                                                                     ------   ------    ------    ------   ------   ------
        Total items charged to income......................             520      715       760       743      641      645

   Interest capitalized....................................              16       16        28        21       57      109
   Interest on ESOP debt guaranteed by Texaco Inc..........               5       10        14        14       14       18
                                                                     ------   ------    ------    ------   ------   ------
        Total fixed charges................................             541      741       802       778      712      772
                                                                     ------   ------    ------    ------   ------   ------

Earnings available for payment of fixed charges............          $3,193   $4,260    $2,049    $2,224   $2,075   $2,391
   (Total earnings + Total items charged to income)                  ======   ======    ======    ======   ======   ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            5.90     5.75      2.55      2.86     2.91     3.10
                                                                     ======   ======    ======    ======   ======   ======


(a)  Excludes discontinued operations.